UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549



                                 SCHEDULE 13G\A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 18)





          Name of Issuer:  MEREDITH CORPORATION

          Title of Class of Securities:  CLASS B COMMON STOCK,
                                         PAR VALUE $1.00 PER SHARE

          CUSIP Number:  589433200





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.




The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  589433200             13G\A


1.     NAME OF REPORTING PERSON:  Frederick B. Henry

       S.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####



2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                           (b)  [X]


3.     SEC USE ONLY



4.     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

  NUMBER OF          5.     SOLE VOTING POWER: 896,024
   SHARES
BENEFICIALLY         6.     SHARED VOTING POWER:   968,984
 OWNED BY
   EACH              7.     SOLE DISPOSITIVE POWER: 896,024
 REPORTING
  PERSON             8.     SHARED DISPOSITIVE POWER: 968,984
   WITH



9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

                     1,865,008



10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES:

                       [ ]



11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  29%




12.    TYPE OF REPORTING PERSON:   IN

Item 1 (a)     Meredith Corporation

       (b)     1716 Locust Street, Des Moines, IA  50309-3023


Item 2 (a)     Frederick B. Henry

       (b)     1657 Art School Road
               Chester Springs, PA  19425

       (c)     The person filing this statement is
               a citizen of the United States

       (d)     Class B Stock

       (e)     589433200


Item 3         Not applicable


Item 4 The information furnished herein is as of December 31, 1996

       (a)     Amount beneficially owned: 1,865,008

       (b)     Percent of class:  29%

       (c)     Number of shares as to which such person has

                 (i)  Sole power to vote or to direct
               the vote: 896,024

                 (ii) Shared power to vote or to direct
               the vote:   968,984

                 (iii) Sole power to dispose or to direct
               the disposition of: 896,024

                 (iv)  Shared power to dispose or to direct
               the disposition of: 968,984


Item 5         Not applicable


Item 6 Other persons, including Norwest Bank Iowa, N.A., Des Moines, Iowa, and Bankers Trust Company, Des Moines, Iowa, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Meredith Corporation stock referred to above.

Item 7         Not applicable


Item 8         Not applicable


Item 9         Not applicable


Item 10        Not applicable



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated: February 7, 1997



                                               ________________________

                                                  Thomas L. Slaughter
                                                 Attorney-in-Fact for:

                                                  Frederick B. Henry
                                                        Director